Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-194256

Free Writing Prospectus dated August 5, 2014

Fantex, Inc.

On July 30, 2014, two media publications were released by Equities.com (the “Part 1 Article” and the “Part 2 Article,” respectively, and collectively the “Articles”), attached hereto as Annex A and Annex B, respectively, concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”).  The Articles reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Articles reference the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Articles is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Articles or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Part 1 Article states that “Equities.com explored an exciting startup called Fantex, a company that sells real stock in professional athletes to the public” and “that Fantex, among other things, essentially serves as an investment bank for professional athletes ….” Also, Mr. French is quoted as saying “[t]hat’s kind of how the security works in our relationship from an athlete perspective to turn it into a security.”  Later in the Part 1 Article, the unidentified interviewer asks “how long is the process of taking a player public?” to which Mr. French replies, “We follow the same IPO process as a corporate IPO, and as we keep taking players public the process gets smoother and smoother.” The Part 2 Article states that “Fantex is a startup that sells real stock in professional athletes to the public.” The unidentified interviewer also states, “I’d imagine that your cost would be pretty high to IPO multiple players in one offseason,” refers to the “Arian Foster IPO,” hypothesizes about being a “Vernon Davis shareholder”  and states that “Vernon Davis is going to hold out from camp and right now his stock is at a low since his IPO.” The unidentified interviewer also asks if Mr. French thinks “that a player signed to Fantex has more of an obligation to shareholders to maximize his income than a typical player.”  The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”).

•                  In the Part 1 Article, Mr. French states, “That contract that we signed with the athlete is the basis of the security in which we register with the Secruities [sic] and Exchange Commission and sell online via our affiliated broker/dealer Fantex.com.”  The Company clarifies that all trades of Fantex Series Vernon Davis and Fantex Series EJ Manuel are conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliated broker-dealer of the Company and a registered alternative trading system.

•                  In the Part 1 Article, Mr. French states, “In the case of, say, Vernon Davis [of the San Francisco 49ers], we acquired 10% of his future cash-flow stream for $4 million.”  The Company clarifies that under the Vernon Davis Brand Contract, the Company acquired a 10% interest in Vernon Davis’s brand income, as defined in the Vernon Davis Brand Contract.  A more detailed description of the Vernon Davis Brand Contract and the brand income definition is available in the Registration Statements.

•                  In the Part 1 Article, Mr. French states, “So, if the athlete makes more, Fantex Inc. [sic] makes more, and the tracking stock goes up as well.” The Company clarifies that that there can be no assurance that an active trading market for the Tracking Stocks will develop or that an investor will be able to resell shares of the Tracking Stocks at a price that would reflect their fundamental value, if at all.

•                  In the Part 1 Article, when discussing the Company’s valuation technique for the brand associated with Vernon Davis, Mr. French states, “We looked at all 212 tight ends that were drafted and retired between 1990 and 2012.”  Also, Mr. French states, “We looked at all active and retired NFL tight ends—all of them.” Additionally, Mr. French states, “We basically forecasted out all gross revenues, which came out to about just north of $61 million, and then we apply a discount rate …. This got us to a present value of $40 million.”  The Company clarifies that the data set for the model used for Vernon Davis consisted of all tight ends who were drafted in rounds one through seven between 1990 and 2010, who played at least one NFL season and were no longer playing at the start of the 2013 NFL season.  The Company further clarifies that the undiscounted estimation of Mr. Davis’s brand was $61,258,926 and the discounted estimation was $39,257,896. For more information, please see the section entitled “Vernon Davis Brand Contact, at Estimated Fair Value — Vernon Davis Estimated Brand Income” in the Registration Statements.

•                  In the Part 1 Article, Mr. French states, “EJ [Manuel] signed his contract with us on Feb. 14 and we closed the transaction on July 21. EJ was faster than Vernon Davis. Mohamed Sanu should go faster than EJ.”  The Company clarifies that the Mohamed Sanu Offering may not be completed, and the Company expects to cancel the Mohamed Sanu Offering if the Company does not raise at least $1.64 million of gross proceeds.  The Company notes that there can be no assurances that the Mohamed Sanu Offering will close or that the Mohamed Sanu Offering will involve a shorter time period than the time period for the EJ Manuel Offering.

•                  In the Part 2 Article, the unidentified interviewer states, “There’s a clause in the Vernon Davis prospectus, which establishes that Fantex tracking stock could be converted into Fantex common stock ….”  The unidentified interviewer also states, “As an example, if I was a Vernon Davis shareholder and my shares were converted to Fantex common stock ….”  The Company clarifies that, under certain conditions, a Tracking Stock may be converted into fully paid and non-assessable shares of the Company’s Platform Common Stock, par value $0.0001 per share (the “Platform Common Stock”) at a conversion ratio to be determined by dividing the fair value of a share of such Tracking Stock by the fair value of a share of the Platform Common Stock.  A more detailed description of the Platform Common Stock and the conversion of any Tracking Stock is available in the Registration Statements.

•                  In the Part 2 Article, when discussing the potential conversion of a Tracking Stock, Mr. French states that “we would really only do that if we didn’t believe the athlete will have any more brand income.”  The Company clarifies that the Company’s board of directors, at its sole discretion, may convert shares of a Tracking Stock into shares of the Platform Common Stock at any time following the two-year anniversary of the filing of a certificate of designations creating such Tracking Stock.  A more detailed description of the conversion of any Tracking Stock is available in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contract with EJ Manuel, the longevity of EJ Manuel’s career, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Part 1 Article dated July 30, 2014

What is Fantex? Equities.com Speaks to Buck French on Investing in Athletes

By Joe Goldman | July 30, 2014, 7:02 AM

Two weeks ago, Equities.com explored an exciting startup called Fantex, a company that sells real stock in professional athletes to the public. There is not a single sports business enthusiast or fantasy sports player in the world not intrigued by the idea, but as with any new investment concept, there were some major questions that needed to be addressed first. So the challenge was issued, and Fantex CEO Buck French responded. Equities.com spoke with Buck on a call to talk about this novel idea of investing in major athletes, the Fantex structure, and the potential of this market.

The interview is divided into two parts. Part One delves into the specifics and complexities of the Fantex business model, as well as its future role in professional sports and general entertainment. Part Two is Buck’s response to the original article, which highlighted some of the concerns I had with considering Fantex stock as a legitimate investment.

What’s Fantex All About?

EQ: Thanks for joining us, Buck. I appreciate you taking the time to answer our questions

French: My man Joe throwing down. When you start with a lead like that...I don’t know if you know about my background, but I’m a former Army Ranger. So anyone who throws a challenge down, I’m happy to pick it up, whatever it is. So bring it!

EQ: Well, first off, why don’t you start by telling us a little bit about Fantex and your model.

French: Basically, we acquire a percentage of the future cash-flow stream of a professional athlete or future entertainer. In the case of, say, Vernon Davis [of the San Francisco 49ers], we acquired 10% of his future cash-flow stream for $4 million. That contract that we signed with the athlete is the basis of the security in which we register with the Secruities [sic] and Exchange Commission and sell online via our affiliated broker/dealer Fantex.com. People can reserve shares in an IPO and buy the shares, and then trade them in the secondary market. Mohamed Sanu [of the Cincinnati Bengals] is our next guy up. That’s kind of how the security works in our relationship from an athlete perspective to turn it into a security.

Our whole underlying premise at Fantex is that we believe by creating a security that links the underlying cash flow of a professional athlete, we can help build the brand of the athlete. One way we accomplish that is creating advocates in the marketplace that have a financial interest in the success of the brand. We also directly work with the athletes to help craft a broader and general perception of what they represent. If you’ve been to our website, you might have seen the brand commercial that was done for Vernon Davis or EJ Manuel, which should give a sense for how we craft that broader persona for the athlete.

EQ: What are the various ways that Fantex itself makes money?

Buck: Fantex makes money by helping athletes make more money. Each dollar that comes in from the athlete, 5% of the brand income is kept by Fantex Inc. [sic], and 95% of the cash is attributed to the tracking stock. So, if the athlete makes more, Fantex Inc. [sic] makes more, and the tracking stock goes up as well.

EQ: You mentioned the Vernon Davis IPO earlier. You sold 10% of his earnings for $4 million, which values his brand at $40 million. How exactly did you arrive at this $40 million valuation?

French: We have a quantitative analysis team here that puts in a lot of work. This is all driven off of data. It’s not cherry picked. It’s all done with quantitative econometric rigor. There are really two core components that drive the brand income of a player. First is their playing career, which is obviously the largest piece, and then the second component is their post career: what do they do after they stop playing football?

In Vernon’s case, we took his playing career. We looked at all 212 tight ends that were drafted and retired between 1990 and 2012. We then built a metric model off of that data set using statistical regression analysis of what we determined were the six key attributes that were statistically significant to predicting career length. The six items were statistical production, durability, positional versatility, Super Bowl participation (which is statistically significant to career length prediction), where they got drafted, and their injury history.

So we plugged Vernon’s key data into the model, which yielded that he would play 13.4 years. We rounded him up to 14 years because you can’t really expect him to play half a season. He’s already played eight seasons so now we assume that there’s six years of NFL contracts that we need to come up with estimates for. When we signed him in October 2013, he had about $13.7 million left in non-guaranteed money through the 2014 and 2015 seasons. And then we forecasted his next contract.

EQ: What criteria do you consider when forecasting his next contract?

French: We looked at all active and retired NFL tight ends—all of them. We looked for every single one of them that averaged at least 600 yards per season like Vernon has, were elected to at least one Pro Bowl like Vernon did, played greater than or equal to eight NFL seasons like Vernon, and signed a contract at age 30 or older. This strategy yielded only three guys. That’s how unique of a player Vernon is. The three players were Tony Gonzalez, Antonio Gates and Jeremy Shockey.

We threw Jeremy Shockey out of the data sheet because he did not sign a multiyear contract. He signed a one-year contract. We then inflated to 2016 dollars the contracts of Tony Gonzalez and Antonio Gates, because that’s when Vernon Davis is going to sign his next contract. That yielded an estimate that Vernon would sign a four-year, $33.4 million deal, about $8.3 million a year.

We also put together data about what people make off the field so we can analyze what Vernon has made historically and what he can make. We basically forecasted out all gross revenues, which came out to about just north of $61 million, and then we apply a discount rate to those various cash flow streams to adjust for risk—risks that include injury, estimation errors, or Fantex being impaired from all those things. The weighted average discount rate across the cash-flow streams was 11.4%, which we checked for accuracy by comparing our discount rate to the rate on bonds with similar levels of risk. This got us to a present value of $40 million.

EQ: Just to clarify, how long is the process of taking a player public?

French: Well, the first ones took longer but the process is getting shorter. We follow the same IPO process as a corporate IPO, and as we keep taking players public the process gets smoother and smoother. EJ [Manuel] signed his contract with us on Feb. 14 and we closed the transaction on July 21. EJ was faster than Vernon Davis. Mohamed Sanu should go faster than EJ. We’re fine-tuning the process.

EQ: You briefly mentioned the possibility of expanding into other sports. How do you see Fantex expanding in the future as well as its overall future role in sports in general?

French: That’s absolutely our goal. We started with football: the number one sport in America, and the number one fantasy sport. Our goal is to work in Major League Baseball, golf, and others, and one day go internationally and work in professional soccer and the entertainment sector. Our goal is going to be more than just football. That’s just where we started and as we continue to gain success we’ll expand into other sports and entertainment.

I always look at a business or an opportunity and ask, “should this just exist?” Doesn’t it just make sense? Take all the risk, conversions, liabilities, all that, I look and say should this exist? We’re here to build a great company that services our customer (the athlete) first, and to help them develop a broader, more diversified brand. We believe if we do that, it will generate more revenue. If we generate more revenue then obviously all the shareholders benefit.

Is Fantex A Real Investment?

The number one point that I took away from my interview with Buck French is that Fantex, among other things, essentially serves as an investment bank for professional athletes, and I mean that in the most complimentary way possible.

I was impressed by the objective and quantitative approach that Fantex applies to player valuations. They follow all SEC regulations and have a strategic approach to augmenting the value of player brands. Their business model is creative, their approach is logical, and the company seems driven to transform the business side of sports and entertainment.

However, I still wanted Buck to address some of the specific concerns I outlined in my original Fantex article. Make sure you read Part Two of the interview here as Buck answers some tough questions about the feasibility of considering an athlete a legitimate investment.

DISCLOSURE: The views and opinions expressed in this article are those of the authors, and do not represent the views of equities.com. Readers should not consider statements made by the author as formal recommendations and should consult their financial advisor before making any investment decisions.

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Annex B

Text of the Part 2 Article dated July 30, 2014

Fantex Responds: Part Two of Our Interview with Buck

By Joe Goldman | July 30, 2014, 7:12 AM

For those who don’t know, Fantex is a startup that sells real stock in professional athletes to the public, an idea that has garnered the attention of the entire sports world. In my original Fantex article from earlier this month, I outlined some of the specific concerns I had with Fantex, mostly pertaining to the complexities of treating a professional athlete as a security. Fantex’s CEO Buck French read the article and wanted to respond, so we got on the phone with him to get to the bottom of some of these issues. Mkae [sic] sure you read Part One of our interview where Buck discusses the Fantex model and his company’s future.

In Part Two, the conversation addresses some of the specific points in my article. Buck answers some difficult questions about whether the investment community can treat Fantex stock as a legitimate investment.

Will Investors Buy Into Fantex’s New Market?

EQ: Given that Fantex pays players upfront I’d imagine that your cost would be pretty high to IPO multiple players in one offseason. Do these upfront costs limit the scalability of your operations?

Buck: The contract is actually contingent upon us successfully raising the capital. We sign the contract, then we set the valuation point based on the contract signing date. We then go to the S1 legislation process with the SEC. Once we’re declared effective by the SEC, we can close the transaction and then they trade in the secondary market. We use the proceeds from raising that money through Fantex.com to pay the athlete, which then makes the contract fully in effect.

EQ: There’s a clause in the Vernon Davis prospectus, which establishes that Fantex tracking stock could be converted into Fantex common stock, “thereby changing the nature of your investment and possibly diluting your economic interest in our company, which could result in a loss in value to holders of our tracking stocks.” Can you explain why the stock would ever be converted?

Buck: First off, we cannot convert for two years, and the prospectus lays out all the instances where we convert. It would typically happen when we no longer believe that the brand contract will continue to generate brand income. If the brand contract isn’t generating any income for the tracking series or for Fantex Inc. [sic], then we would clearly want to retire the security. Conversion is done at fair market value.

For instance, if we converted the Fantex Series Vernon Davis today, those series holders would become majority shareholders of Fantex Inc. [sic] Well, maybe not quite now because we just IPO’d the EJ asset. But my point being is that you would have a third party determine the fair market value of the tracking series and the platform common, and the shares would be converted at a fair market value. But we would really only do that if we didn’t believe the athlete will have any more brand income.

EQ: As an example, if I was a Vernon Davis shareholder and my shares were converted to Fantex common stock, given that Fantex is private, what are my options with those converted shares?

Buck: That would be taken into the consideration of the fair value. If our common stock is illiquid because it is not publicly registered, then that would affect, and obviously discount, the fair market value of the stock.

EQ: What kinds of precautions have you taken to prevent information problems? When a corporation needs to announce something publicly like earnings or some kind of internal news, it’s easy for them to just put out a press release so that the public receives the information at the same time. I’d imagine that would be a little bit harder to execute for an athlete, so what kind of measures do you take to prevent information problems?

Buck: Part of the contractual obligation for the athlete is that material information must be disclosed to us. There’s a contractual obligation for them to inform us of material information in a timely fashion.

EQ: So in the case of an injury, the player is contractually obligated with Fantex to not disclose publicly. However, news might break through teammates, reporters, social media, or other things that are outside of your contractual control. Have you considered that aspect of it?

Buck: It’s not the obligation of our business to control third parties, and that’s not unique to our security. You could be sitting on an airplane behind a CEO who’s talking to his CFO about the numbers that they’re going to release and they don’t even know you hear them. If you go trade on it, then you broke the law. Or take Jamie Dimon of JP Morgan (JPM) , for example. He disclosed that he has cancer. Obviously he determined that it was important for the shareholders to know. JP Morgan deemed it material. His doctor could have told people, his wife, whoever knew in his close circle.

EQ: Do you think that investors should ever be concerned about athletes who would take a pay cut to help the team?

Buck: I think that’s an interesting question, but no, I don’t. I mean I could argue either way. First of all, someone like Vernon Davis owns 90% of his brand income. We acquired 10%. They’re fairly motivated to maximize their return, even if that means deferring their return. I think if you also look at some of those contracts, you’re referring to, I don’t think they actually took a pay cut in a literal sense.

Let’s say that they did take a pay cut because they wanted to get more talent on the team. I think Lebron James [of the Miami Heat] did that. What did he get in return? He got two championships, so you could argue his brand is worth more. He invested; he wasn’t taking a pay cut. He invested in the opportunity to grow his brand further by winning championships. Again, you could argue either way. They’re not doing it for no reason. There’s a rhyme behind the reason. You could say that they’re doing it in the best interest of what they think is going to help them in the long term.

EQ: The Arian Foster IPO was postponed due to injury. Now there are rumors going around that Vernon Davis is going to hold out from camp and right now his stock is at a low since his IPO. Has this at all affected interest or demand in Fantex?

Buck: That’s a hard one to gauge. I think it’s definitely generated more awareness and there’s more people talking about us. I would speculate that Arian Foster’s injury gave people pause in the short term. It just highlighted a risk factor. We postponed the offering because clearly he wasn’t able to play his best. But he’s fine, he’s back, and he’s cleared to play.

Vernon Davis is at camp. Camp started at 9:00 a.m. PT on July 23, and he’s there. There’s no holdout.

As for the holdout scenario in general…you could argue either which way. It could be a short-term issue where fans get a little upset. But in the long run, from our perspective, if he gets [a contract] sooner, that only brings in the cash-flow streams sooner, which to us, is worth more than the way we forecasted it.

EQ: Do you think that a player signed to Fantex has more of an obligation to shareholders to maximize his income than a typical player would?

Buck: Technically, an athlete doesn’t have shareholders. I do. So he has an obligation to Fantex, which is the basis of the security. I think some of the guys [who would take pay cuts] aren’t the guys that would probably work with us anyway.

I think being signed to Fantex, in my personal opinion, creates greater sensitivity to their off-field endeavors and persona. I think it heightens their awareness, which I believe in the long run would be a good thing for all because there’s now a reason to stay in the good graces, if you will. I’m not saying it’s going to cure everything, but it definitely heightens the awareness.

EQ: Thanks so much for you’re [sic] time, Buck. You’ve been great at addressing some of the questions I had with the business model.

Buck: Absolutely. I love talking to everyone [about Fantex] because the best way to address anyone’s concern is just to educate and to show that there is rigor. There’s controls put in place to make sure that we continue to be good corporate citizens, and at the same time, when you look at the team behind this company, it’s an impressive set of executives. We have our reputations and our goal is just to build a great company.

DISCLOSURE: The views and opinions expressed in this article are those of the authors, and do not represent the views of equities.com. Readers should not consider statements made by the author as formal recommendations and should consult their financial advisor before making any investment decisions.

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